Exhibit 99.1



Alcon's Fourth Quarter Sales Rise 20.0 Percent

HUNENBERG, Switzerland – February 6, 2008 – Alcon, Inc. (NYSE:ACL) reported global sales of $1,469.7 million for the fourth quarter of 2007, an increase of 20.0 percent over global sales for the fourth quarter of 2006, or 12.8 percent excluding the impact of foreign exchange fluctuations and the acquisition of WaveLight AG, a leading manufacturer of refractive lasers. Sales in the fourth quarter of 2007 included $15.1 million of sales related to WaveLight products since Alcon's acquisition of 77.4 percent of WaveLight's outstanding shares completed on November 9, 2007. Net earnings for the fourth quarter of 2007 were $376.5 million, or $1.25 per share on a diluted basis, compared to $354.7 million, or $1.16 per diluted share for the fourth quarter of 2006. Adjusted net earnings for the fourth quarter of 2007, which exclude a $16.8 million after-tax loss related to the WaveLight acquisition and refractive integration, were $393.3 million, or $1.31 per diluted share, an increase of 10.9 percent over net earnings for the fourth quarter of 2006.

For the full year 2007, Alcon reported global sales of $5,599.6 million, an increase of 14.4 percent over 2006 global sales of $4,896.6 million, or 10.7 percent excluding the impact of foreign exchange fluctuations and WaveLight revenues. Net earnings for 2007 were $1,586.4 million, or $5.25 per share on a diluted basis, compared to $1,348.1 million, or $4.37 per share for the full year 2006, an increase of 17.7 percent.

For the full year 2006, excluding the impacts of the settlement of certain patent lawsuits with a competitor and charges related to the impairment of the company's refractive assets, adjusted net earnings were $1,342.6 million, or $4.35 per diluted share in 2006. For the full year 2007, excluding the impacts of the WaveLight acquisition and refractive integration and charges related to the impairment of the company's refractive assets, adjusted net earnings were $1,627.4 million, or $5.39 per diluted share, an increase of 21.2 percent over 2006.

Reconciliations of reported and adjusted results for the fourth quarter and full year are included in the financial tables below.

"I am extremely pleased with our results for 2007, because they validate the strength of our business and financial model. They reflect our ability to take advantage of our established global organization to drive market share gains with our leading brands and with new products in both developed and less-developed markets. Combining this capability with the positive market environment for eye care, we expect to continue to deliver strong sales growth and even faster earnings growth, as we have since our IPO," said Cary Rayment, Alcon's chairman, president and chief executive officer.

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Fourth Quarter Sales Highlights

Highlights of sales for the fourth quarter of 2007 are provided below. Unless otherwise noted, all comparisons are versus the fourth quarter of 2006.

➢ Pharmaceutical sales grew 21.5 percent to $578.2 million, or 16.4 percent on a constant currency basis. Sales of glaucoma products increased 28.3 percent to $236.5 million, led by sales of the **Travatan**® family of ophthalmic solutions and **Azopt**® ophthalmic suspension. Sales of **Travatan**® products increased 38.7 percent due to market share gains in the U.S. for **Travatan Z**® ophthalmic solution, the Japanese launch of **TRAVATANZ**™ ophthalmic solution and higher international sales of **DuoTrav**™ ophthalmic solution. Sales of **Azopt**® ophthalmic suspension rose 27.1 percent this quarter. Sales of anti-infective and anti-inflammatory products rose 16.3 percent to $212.3 million. The three key brands in this category, **Vigamox**® ophthalmic solution, **Tobradex**® ophthalmic suspension, and **Nevanac**® ophthalmic suspension, all posted growth rates in excess of 14.0 percent. Sales of allergy products grew by 30.7 percent to $91.1 million primarily because of market share gains in the U.S. resulting from the 2007 introduction of **Pataday**™ ophthalmic solution. Otic product sales grew by 29.2 percent to $50.9 million led by U.S. market share gains of **CiproDex**® **Otic** suspension. U.S. pharmaceutical growth was impacted favorably by growth in wholesaler inventories due to relatively lower wholesaler/retailer inventory levels at the end of the third quarter of 2007.

➢ Surgical sales grew 20.3 percent to $700.8 million, or 13.6 percent on a constant currency basis. Surgical sales include $15.1 million generated by WaveLight AG in the period after the acquisition. Sales of intraocular lenses increased 24.3 percent to $259.3 million. In terms of units, **AcrySof**® intraocular lenses grew 14.5 percent, well in excess of the growth rate of cataract procedures. Dollar growth in intraocular lenses was higher than unit growth because of currency and continued migration to higher performance products such as **AcrySof**® **Natural** and **AcrySof**® **IQ** intraocular lenses outside the United States. In addition, sales of premium intraocular lenses, which include the **AcrySof**® **ReSTOR**® **Aspheric** intraocular lens and the **AcrySof**® **Toric** intraocular lens, grew 45.6 percent globally to $40.4 million. Sales of cataract and vitreoretinal products grew 16.1 percent to $420.1 million, including global sales of the **Infiniti**® vision system, viscoelastics, procedure packs and disposables. Unit shipments of the **Infiniti**® vision system grew more than 20 percent in the quarter, supported by growing demand for the **OZil**® torsional handpiece. Refractive revenue increased 75.4 percent due to revenues generated by WaveLight AG after the acquisition, offset in part by declines in procedure revenue generated from the installed base of **LADAR**® excimer lasers.

➢ Consumer eye care sales increased 14.5 percent to $190.7 million, or 8.9 percent on a constant currency basis. Sales of contact lens disinfectants grew 13.6 percent to $104.7 million, because of share gains for **OPTI-FREE**® **RepleniSH**® and **OPTI-FREE**® **EXPRESS**® multi-purpose disinfecting solutions on a global basis. According to A.C. Nielsen Top Line, on a combined basis, these two leading brands accounted for 49.8 percent of the U.S. market for branded contact lens disinfectants in the four week period ending December 22, 2007, approximately 3.5 percentage points greater than in the same four week period in the prior year. Demand for these solutions also continued to grow outside the United States, which translated to market share gains in many countries. Sales of artificial tears increased 25.5 percent to $61.1 million, led by continued global growth of **Systane**® lubricant eye drops.

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Fourth Quarter Earnings Details

Highlights of earnings for the fourth quarter of 2007 are provided below. Unless otherwise noted, all comparisons are versus the fourth quarter of 2006. Comparisons are also made between non-GAAP adjusted results for the fourth quarter of 2007, excluding the impact of the acquisition of WaveLight AG and refractive integration, and the results for the fourth quarter of 2006. These adjustments are discussed above and also are reconciled to reported results in the financial tables below.

➤ Gross profit margin declined 0.8 percentage points to 74.7 percent of sales. On an adjusted basis, this decline was 0.1 percentage point, driven mainly by unfavorable geographic mix and reimbursement pressures on a global basis that offset favorable product mix and manufacturing efficiencies.

➤ Selling, general and administrative expenses were 30.0 percent of sales. Adjusted SG&A expenses were 29.8 percent of sales, an improvement of 1.7 percentage points that came from operating synergies from the company's global operations and because exchange fluctuations had a greater impact on sales than on SG&A expenses.

➤ Research and development expenses were 10.9 percent of sales. Adjusted R&D expenses were 10.7 percent of sales, a decline of 0.3 percentage points from the same period of the prior year, as the impact of foreign exchange caused sales to grow faster than R&D expenses, which are incurred mainly in U.S. dollars.

➤ Operating income increased 21.5 percent to $477.4 million. Adjusted operating income increased 26.9 percent to $498.5. This growth was due to double-digit sales growth, focused expense control and lower intangible amortization, as well as the exchange impact discussed above.

➤ Non-operating income net of expenses declined from $18.6 million to $2.0 million, primarily due to realized and unrealized losses on investments and higher interest expense related to the company's share repurchase program.

➤ The effective tax rate was 21.5 percent. On an adjusted basis, the effective tax rate was 21.4 percent, compared to 13.8 percent in the fourth quarter of 2006. The tax rate in the fourth quarter of 2007 included a modest shift in the geographical earnings mix and tax expenses related to reserve adjustments to reflect developments in ongoing audits. The tax rate in the fourth quarter of 2006 reflected a significant decrease in tax expense because of the retroactive extension of the research and development tax credit in the United States.

New Product and R&D Pipeline Update

Summarized below are updates on selected new products and significant research and development activities.

- The U.S. Food and Drug Administration ("FDA") approved **TRIESENCE**^{TM} injectable triamcinolone suspension for visualization of the vitreous during vitrectomy and treatment of sympathetic ophthalmia, temporal arteritis, uveitis, and ocular inflammatory conditions that are unresponsive to topical corticosteroids.
- The FDA approved the **PUREPOINT**^{TM} laser for retinal photocoagulation.
- Alcon received the final approval of **Nevanac**® from the European Medicines Evaluation Agency ("EMEA") in December.
- The company filed a marketing application with EMEA for **AZARGA**^{TM} ophthalmic pharmaceutical preparation. **AZARGA**^{TM} is a fixed combination of brinzolamide and timolol for the treatment of elevated intraocular pressure in patients with ocular hypertension or open-angle glaucoma.

Financial Guidance

Alcon's current financial guidance for the full year 2008 and the factors impacting this guidance are provided below.

- Total sales are expected to be between $6,175 and $6,275 million.
- Diluted earnings per share are expected to be between $6.24 and $6.30. This range includes SG&A expenses related to the expansion and relocation of the company's Swiss operations and integration expenses related to the company's refractive surgery manufacturing and other operations, which will be booked to cost of goods sold.

Other Items

- On November 9, 2007, Alcon acquired 77.4% of the shares of WaveLight AG through a tender offer for this leading manufacturer of refractive lasers.
- Alcon's board of directors approved a $1.1 billion share repurchase program on December 5, 2007. The program included a three for one pro-rata purchase of shares from the company's majority shareholder, Nestle SA.
- Alcon's board of directors will propose to shareholders a dividend of 2.63 Swiss francs per share, which at exchange rates effective on February 6, 2008 was equal to about $2.39 per share. The proposal will be voted on at the company's Annual General Meeting for shareholders on May 6, 2008 in Zug, Switzerland.
- Alcon's board of directors also will propose to shareholders at the Annual General Meeting that the company cancel 7.7 million Alcon common shares, which were repurchased in 2007. The cancellation will become effective after the fulfillment of certain formal Swiss law requirements.
- Mr. Joe Weller advised the Board of Directors of Alcon, Inc. that he will be stepping down from his position as director of Alcon for personal reasons, effective May 6, 2008. Mr. Weller has been a director of Alcon since May, 2006 and has contributed greatly to Alcon's business and financial success during the past two years. Alcon extends its thanks and appreciation to Mr. Weller for his contributions to the Company and wishes him every success in his future endeavors.

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> Alcon's Board of Directors will propose to shareholders that Mr. Paul Bulcke be elected for a one-year term of office, effective May 6, 2008, replacing Mr. Weller's position as a director of Alcon whose term of office would have expired in 2009. Mr. Bulcke joined the Nestlé Group in 1979 and is currently Executive Vice President. In September 2007, the Board of Directors of Nestlé S.A. decided to propose to the shareholders that Mr. Bulcke be elected to the Board at Nestlé's next Annual General Meeting on April 10, 2008. The Board of Directors of Nestlé S.A. further declared their intention to appoint Mr. Bulcke as "Administrateur délégué"/Chief Executive Officer of Nestlé and to have him take on his new responsibilities on that same day. Alcon is very pleased that Nestlé is recommending Mr. Bulcke as an Alcon director for shareholder consideration and approval at the May, 2008 Annual General Meeting in Zug, Switzerland.

Company Description

Alcon, Inc. is the world's leading eye care company, with sales of $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for more than 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company. Moxifloxacin, the active ingredient in **Vigamox**®, is licensed to Alcon from Bayer AG. **Ciprodex**® is a registered trademark of Bayer AG and licensed to Alcon, Inc. by Bayer Healthcare AG.

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ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(USD in millions, except share and per share data)

	Three months ended Dec 31,		Twelve months ended Dec 31,	
	2007	**2006**	**2007**	**2006**
Sales	$ 1,469.7	$ 1,224.9	$ 5,599.6	$ 4,896.6
Cost of goods sold	371.3	300.2	1,398.2	1,215.1
Gross profit	1,098.4	924.7	4,201.4	3,681.5
Selling, general and administrative	441.6	385.9	1,694.0	1,398.5
Research and development	160.0	134.5	564.3	512.1
In process research and development	9.3	--	9.3	--
Amortization of intangibles	10.1	11.4	50.7	198.8
Operating income	477.4	392.9	1,883.1	1,572.1
Other income (expense):				
Gain (loss) from foreign currency, net	2.6	2.2	11.2	(7.9)
Interest income	23.5	18.2	69.3	74.1
Interest expense	(19.3)	(10.0)	(50.0)	(42.6)
Other, net	(4.8)	8.2	15.4	21.2
Earnings before income taxes	479.4	411.5	1,929.0	1,616.9
Income taxes	102.9	56.8	342.6	268.8
Net earnings	$ 376.5	$ 354.7	$ 1,586.4	$ 1,348.1
Basic earnings per common share	$ 1.27	$ 1.17	$ 5.32	$ 4.43
Diluted earnings per common share	$ 1.25	$ 1.16	$ 5.25	$ 4.37
Basic weighted average common shares	297,619,875	302,000,977	298,353,894	304,279,489
Diluted weighted average common shares	301,284,135	305,934,140	302,162,019	308,671,707

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Three months ended Dec 31,			Foreign Currency %Change	%Change in Constant Currency
	2007	**2006**	**%Change**		
GEOGRAPHIC SALES					
United States:					
Pharmaceutical	$ 296.8	$ 255.3	16.3%	- %	16.3%
Surgical	265.1	243.6	8.8	-	8.8
Consumer Eye Care	85.3	79.3	7.6	-	7.6
Total United States Sales	**647.2**	**578.2**	**11.9**	-	**11.9**
International:					
Pharmaceutical	281.4	220.6	27.6	11.1	16.5
Surgical	435.7	338.9	28.6	11.6	17.0
Consumer Eye Care	105.4	87.2	20.9	10.7	10.2
Total International Sales	**822.5**	**646.7**	**27.2**	**11.3**	**15.9**
Total Global Sales	**$ 1,469.7**	**$ 1,224.9**	**20.0%**	**6.0%**	**14.0%**
PRODUCT SALES					
Infection/inflammation	$ 212.3	$ 182.6	16.3%		
Glaucoma	236.5	184.4	28.3		
Allergy	91.1	69.7	30.7		
Otic	50.9	39.4	29.2		
Other pharmaceuticals/rebates	(12.6)	(0.2)	N/M		
Total Pharmaceutical	**578.2**	**475.9**	**21.5**	**5.1%**	**16.4%**
Intraocular lenses	259.3	208.6	24.3		
Cataract/vitreoretinal	420.1	361.7	16.1		
Refractive	21.4	12.2	75.4		
Total Surgical	**700.8**	**582.5**	**20.3**	**6.7**	**13.6**
Contact lens disinfectants	104.7	92.2	13.6		
Artificial tears	61.1	48.7	25.5		
Other	24.9	25.6	(2.7)		
Total Consumer Eye Care	**190.7**	**166.5**	**14.5**	**5.6**	**8.9**
Total Global Sales	**$ 1,469.7**	**$ 1,224.9**	**20.0%**	**6.0%**	**14.0%**

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

| | Twelve months ended Dec 31, | | | Foreign Currency | %Change in Constant |
	2007	2006	%Change	%Change	Currency
GEOGRAPHIC SALES					
United States:					
Pharmaceutical	$ 1,279.5	$ 1,170.6	9.3%	- %	9.3%
Surgical	1,011.8	950.4	6.5	-	6.5
Consumer Eye Care	381.2	342.7	11.2	-	11.2
Total United States Sales	**2,672.5**	**2,463.7**	**8.5**	-	**8.5**
International:					
Pharmaceutical	1,034.3	836.6	23.6	7.1	16.5
Surgical	1,488.0	1,253.4	18.7	6.8	11.9
Consumer Eye Care	404.8	342.9	18.1	6.4	11.7
Total International Sales	**2,927.1**	**2,432.9**	**20.3**	**6.8**	**13.5**
Total Global Sales	**$ 5,599.6**	**$ 4,896.6**	**14.4%**	**3.4%**	**11.0%**
PRODUCT SALES					
Infection/inflammation	$ 814.5	$ 730.2	11.5%		
Glaucoma	830.1	693.8	19.6		
Allergy	446.8	386.6	15.6		
Otic	257.0	237.0	8.4		
Other pharmaceuticals/rebates	(34.6)	(40.4)	N/M		
Total Pharmaceutical	**2,313.8**	**2,007.2**	**15.3**	**3.0%**	**12.3%**
Intraocular lenses	919.4	794.4	15.7		
Cataract/vitreoretinal	1,528.8	1,357.7	12.6		
Refractive	51.6	51.7	(0.2)		
Total Surgical	**2,499.8**	**2,203.8**	**13.4**	**3.8**	**9.6**
Contact lens disinfectants	440.2	370.6	18.8		
Artificial tears	233.2	200.4	16.4		
Other	112.6	114.6	(1.7)		
Total Consumer Eye Care	**786.0**	**685.6**	**14.6**	**3.1**	**11.5**
Total Global Sales	**$ 5,599.6**	**$ 4,896.6**	**14.4%**	**3.4%**	**11.0%**

N/M - Not Meaningful
Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(USD in millions)

	Dec 31, 2007	Dec. 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 2,134.3 $	1,489.2
Short term investments	669.8	321.0
Trade receivables, net	1,089.2	912.8
Inventories	548.5	473.8
Deferred income tax assets	89.3	122.5
Other current assets	293.7	142.8
Total current assets	4,824.8	3,462.1
Long term investments	41.8	91.1
Property, plant and equipment, net	1,030.0	920.7
Intangible assets, net	89.6	95.2
Goodwill	626.0	553.2
Long term deferred income tax assets	322.1	235.7
Other assets	81.3	69.3
Total assets	$ 7,015.6 $	5,427.3
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 208.7 $	168.9
Short term borrowings	1,751.1	926.5
Current maturities of long term debt	1.3	5.8
Other current liabilities	901.1	899.9
Total current liabilities	2,862.2	2,001.1
Long term debt, net of current maturities	52.2	49.0
Long term deferred income tax liabilities	23.9	10.1
Other long term liabilities	702.6	453.5
Contingencies		
Shareholders' equity:		
Common shares	43.1	43.9
Additional paid-in capital	1,299.8	1,064.5
Accumulated other comprehensive income	203.0	127.3
Retained earnings	3,392.2	3,201.9
Treasury shares, at cost	(1,563.4)	(1,524.0)
Total shareholders' equity	3,374.7	2,913.6
Total liabilities and shareholders' equity $	7,015.6 $	5,427.3

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(USD in millions)

	Twelve months ended December 31,	
	2007	2006
Cash provided by (used in) operating activities:		
Net earnings	$ 1,586.4	$ 1,348.1
Adjustments to reconcile net earnings to cash provided from operating activities:		
Depreciation	159.7	158.5
Amortization of intangibles	50.7	198.8
In process research and development	9.3	--
Share-based payments	84.7	81.2
Tax benefit from share-based compensation	15.6	--
Deferred income taxes	(26.3)	(105.9)
Loss (gain) on sale of assets	(11.7)	2.6
Provisions for losses	--	(120.3)
Changes in operating assets and liabilities, net of effects from business acquisition:		
Trading securities	(405.1)	74.0
Trade receivables	(95.1)	(148.7)
Inventories	3.4	(11.5)
Other assets	(129.4)	(5.7)
Accounts payable and other current liabilities	110.4	(93.9)
Other long term liabilities	116.9	28.7
Net cash from operating activities	1,469.5	1,405.9
Cash provided by (used in) investing activities:		
Purchases of property, plant and equipment	(227.2)	(222.3)
Proceeds from sale of assets	3.1	1.5
Acquisition of business, net of cash acquired	(111.5)	--
Purchase of intangible assets	(0.1)	--
Purchase of available-for-sale investments	(36.6)	(371.0)
Proceeds from sales of available-for-sale investments	145.2	425.7
Net cash from investing activities	(227.1)	(166.1)
Cash provided by (used in) financing activities:		
Net proceeds from (repayment of) short term debt	729.4	(108.3)
Proceeds from issuance of long term debt	1.3	--
Repayment of long term debt	(6.1)	(6.3)
Dividends on common shares	(612.8)	(416.8)
Acquisition of treasury shares	(1,003.4)	(899.2)
Proceeds from exercise of stock options	189.8	109.8
Tax benefits from share-based payment arrangements	95.2	96.1
Net cash from financing activities	(606.6)	(1,224.7)
Effect of exchange rates on cash and cash equivalents	9.3	16.9
Net increase in cash and cash equivalents	645.1	32.0
Cash and cash equivalents, beginning of period	1,489.2	1,457.2
Cash and cash equivalents, end of period	$ 2,134.3	$ 1,489.2

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Disclosures (Unaudited)
(USD in millions, except per share data)

		Year ended December 31, 2007 [1]		
		Non-GAAP Adjustments		
	Reported	**Refractive Impairment**	**WaveLight Acquisition & Refractive Integration**	**Non-GAAP Adjusted**
Sales	$ 5,599.6	$ --	$ (15.1)	$ 5,584.5
Cost of goods sold	1,398.2	(24.0)	(16.4)	1,357.8
Gross profit	4,201.4	24.0	1.3	4,226.7
Selling, general and administrative	1,694.0	--	(7.9)	1,686.1
Research and development	564.3	--	(6.4)	557.9
In process research and development	9.3	--	(9.3)	--
Amortization of intangibles	50.7	(8.7)	(1.5)	40.5
Operating income	1,883.1	32.7	26.4	1,942.2
Other income (expense):				
Gain (loss) from foreign currency, net	11.2	--	--	11.2
Interest income	69.3	--	--	69.3
Interest expense	(50.0)	--	--	(50.0)
Other, net	15.4	--	--	15.4
Earnings before income taxes	1,929.0	32.7	26.4	1,988.1
Income Taxes	342.6	11.9	6.2	360.7
Net Earnings	$ 1,586.4	$ 20.8	$ 20.2	$ 1,627.4
Diluted earnings per common share	$ 5.25	$ 0.07	$ 0.07	$ 5.39
Selected ratios as percent of sales				
Gross profit	75.0%			75.7%
Selling, general and administrative	30.2			30.2
Operating income	33.6			34.8
Other selected financial ratios				
% Operating Income Growth	19.8%			21.5%
% Net Earnings Growth	17.7			21.2

(1) The items above adjusted for charges related to impairment of certain refractive assets, the company's refractive business integration, and the company's revenues and expenses related to the acquisition of WaveLight, AG are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects. Growth rates reflect performance versus the same period in the prior year. Revenues from WaveLight products reported above are not reflective of revenues that will be reported by WaveLight AG for the same period due to intercompany sales eliminations, currency fluctuations and other factors.

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Disclosures (Unaudited)
(USD in millions, except per share data)

	Year ended December 31, 2006 (1)			
		Non-GAAP Adjustments		
	Reported	Patent Lawsuits Settlement	Refractive Impairment	Non-GAAP Adjusted
Sales	$ 4,896.6	$ --	$ --	$ 4,896.6
Cost of goods sold	1,215.1	--	(19.1)	1,196.0
Gross profit	3,681.5	--	19.1	3,700.6
Selling, general and administrative	1,398.5	119.0	--	1,517.5
Research and development	512.1	--	--	512.1
Amortization of intangibles	198.8	--	(125.7)	73.1
Operating income	1,572.1	(119.0)	144.8	1,597.9
Other income (expense):				
Gain (loss) from foreign currency, net	(7.9)	--	--	(7.9)
Interest income	74.1	--	--	74.1
Interest expense	(42.6)	--	--	(42.6)
Other, net	21.2	--	--	21.2
Earnings before income taxes	1,616.9	(119.0)	144.8	1,642.7
Income taxes	268.8	(21.5)	52.8	300.1
Net earnings	$ 1,348.1	$ (97.5)	$ 92.0	$ 1,342.6
Diluted earnings per common share	$ 4.37	$ (0.32)	$ 0.30	$ 4.35
Selected ratios as percent of sales				
Selling, general and administrative	28.5%			31.0%
Operating income	32.1			32.6

(1) The items above adjusted for settlement of patent lawsuits and impairment charges of certain refractive assets are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects. Growth rates reflect performance versus the same period in the prior year.

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Disclosures (Unaudited)
(USD in millions, except per share data)

	Three months ended December 31, 2007 [1]		
		Non-GAAP Adjustments	
	Reported	WaveLight Acquisition & Refractive Integration	Non-GAAP Adjusted
Sales	$ 1,469.7	$ (15.1)	$ 1,454.6
Cost of goods sold	371.3	(13.2)	358.1
Gross profit	1,098.4	(1.9)	1,096.5
Selling, general and administrative	441.6	(7.9)	433.7
Research and development	160.0	(4.3)	155.7
In Process research and development	9.3	(9.3)	--
Amortization of intangibles	10.1	(1.5)	8.6
Operating income	477.4	21.1	498.5
Other income (expense):			
Gain (loss) from foreign currency, net	2.6	--	2.6
Interest income	23.5	--	23.5
Interest expense	(19.3)	--	(19.3)
Other, net	(4.8)	--	(4.8)
Earnings before income taxes	479.4	21.1	500.5
Income Taxes	102.9	4.3	107.2
Net Earnings	$ 376.5	$ 16.8	$ 393.3
Diluted earnings per common share	$ 1.25	$ 0.06	$ 1.31
Selected ratios as percent of sales			
Gross profit	74.7%		75.4%
Selling, general and administrative	30.0		29.8
Operating income	32.5		34.3

(1) The items above adjusted for charges related to impairment of certain refractive assets, the company's refractive business integration, and the company's revenues and expenses related to the acquisition of WaveLight, AG are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects. Growth rates reflect performance versus the same period in the prior year. Revenues from WaveLight products reported above are not reflective of revenues that will be reported by WaveLight AG for the same period due to intercompany sales eliminations, currency fluctuations and other factors.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third party payers may affect our sales and profits; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton
Vice President, Investor Relations and Strategic Corporate Communications
Doug.machatton@alconlabs.com
817-551-8974

Matthew Head
Director, Investor Relations
Matthew.head@alconlabs.com
817-551-8550

www.alcon.com